July 13, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Assistant Director Office 10

Re:	Hanwha Q CELLS Co., Ltd.

Amendment No. 3 to

Registration Statement on Form F-3 (File No. 333-203726)

Ladies and Gentlemen:

On behalf of our client, Hanwha Q CELLS Co., Ltd., a company incorporated in Cayman Islands (the “Registrant”), we are filing Amendment No. 3 (the “Amendment No. 3”) to the Registrant’s registration statement on Form F-3. The Amendment No. 3 is filed solely for the purpose of filing a revised version of Exhibit 10.8 in order to disclose certain information for which confidential treatment had been previously requested and is no longer being sought by the Registrant. Concurrently with the filing of the Amendment No. 3, we are submitting an amended confidential treatment request to the Staff with respect to Exhibit 10.8, which is delivered to the Office of the Secretary with a copy to Mr. Thomas Jones, Special Counsel.

Please direct any questions concerning the Amendment No. 3 to the undersigned , telephone number +82-2-6321-3803, fax number +82-2-6321-3903, e-mail dongchulkim@paulhastings.com.

Very truly yours,

/s/ Dong Chul Kim

Dong Chul Kim Paul Hastings LLP